Exhibit 99.5

RNS Number: 6122S
Wolseley PLC
28 November 2003

Wolseley plc - Directors' Share Option Award

28 November 2003

Notification under the Listing Rules - Directors - Rule 16.3 (c)

The following options over ordinary shares of 25 pence each in the capital of the Company have been granted to the following executive directors at a price of 743 pence per share:

Director's name	No. of options granted	Date of grant
Charles A. Banks	263,098	27.11.03
Jacques R. Descours	43,000	27.11.03
Fenton N. Hord	65,037	27.11.03
Claude A.S. Hornsby	101,871	27.11.03
Gerard Legtmann	161,238	28.11.03
(inclusive of 100,000 options awarded to facilitate his appointment as Chief Executive Europe)
Stephen P. Webster	90,679	28.11.03

The options have been granted under the Wolseley Share Option Plan 2003 which was approved by shareholders at the Annual General Meeting on 21 November 2003 and which requires the satisfaction of corporate performance criteria before the options become capable of exercise.

This information is provided by RNS
The company news service from the London Stock Exchange

END